UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNIVERSAL FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#33 BOLIVIA STREET, 6TH FLOOR
(No. and Street)

SAN JUAN (City) PR (State) 00917-2011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSE C BENITEZ-ULMER (787) 7067339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG PUERTO RICO, LLP
(Name – *if individual, state last, first, middle name*)

PLAZA 273 10TH FLOOR, 273 PONCE DE LEON AVE (Address) SAN JUAN (City) PR (State) 00917-1951 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOSE C. BENITEZ-ULMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIVERSAL FINANCIAL SERVICES, INC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AFF. 16711

In Guaynabo, Puerto Rico, February 6, 2020

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

MICHELLE RODRIGUEZ

ABOGADA - NOTARIA

RECIBO

Sello

16711

9397

01/08/2020

$5.00

Sello de Asistencia Legal

80004-2020-0108-21751343

UNIVERSAL FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Table of Contents

Ernst & Young LLP
Plaza 273, 10th Floor
273 Ponce de León Avenue
San Juan, PR 00917-1951

Tel: +1 787 759 8212
Fax: +1 787 753 0808
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Universal Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Universal Financial Services, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Building a better
working world

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2018.

March 2, 2020

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	470,980
Due from affiliate		36,814
Prepaid expenses and other assets		10,622
Total assets	$	518,416

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	1,415
Income tax payable		11,048
Due to affiliate		4,173
Total liabilities		16,636
Stockholder's equity:		
Common stock, $10 par value – authorized, 100,000 shares; issued and outstanding, 10,000 shares		100,000
Preferred stock, $100 par value - authorized, 5,000 shares; issued and outstanding, 0 shares		—
Retained earnings		401,780
Total stockholder's equity		501,780
Total liabilities and stockholder's equity	$	518,416

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Operations

Year ended December 31, 2019

Revenues:		
Investment advisory fees	$	536,475
Commissions		46,829
Interest income		953
Total revenues		584,257
Expenses:		
Administrative service fees		198,000
Management Fees		48,015
Commissions		12,834
Professional services		51,776
Brokerage fees		2,575
Occupancy		2,051
Other		26,461
Total expenses		341,712
Income before income tax expense		242,545
Income tax expense		76,095
Net income	$	166,450

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance – December 31, 2018	$	100,000	—	1,235,330	1,335,330
Net income		—	—	166,450	166,450
Dividend paid		—	—	(1,000,000)	(1,000,000)
Balance – December 31, 2019	$	100,000	—	401,780	501,780

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	166,450
Reconciliation of net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in due from affiliate		(36,814)
Decrease in prepaid expenses and other assets		41,205
Decrease in accounts payable and accrued liabilities		(1,493)
Decrease in due to affiliate		(50,977)
Increase in income tax payable		11,048
Net cash provided by operating activities		129,419
Cash flows from financing activities:		
Dividends paid		(1,000,000)
Net increase in cash and cash equivalents		(870,581)
Cash and cash equivalents – beginning of year		1,341,561
Cash and cash equivalents – end of year	$	470,980
Supplemental disclosures of cash flow information		
Income taxes paid	$	21,843

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2019

Increases:		
Secured demand note collateral agreements	$	—
Issuance of subordinated notes		—
Decreases:		
Payment of subordinated notes		—
Subordinated borrowings at December 31, 2019	$	—

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Notes to Financial Statements

December 31, 2019

(1) Reporting Entity

Universal Financial Services, Inc. (the Company) is a wholly owned subsidiary of Universal Group, Inc. (the Parent Company). The Company was created to assist Universal Life Insurance Company (Universal Life), an affiliated entity, in its efforts to issue variable annuities, which Universal Life offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(l) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a Broker-Dealer and as an eligible similar institution under Regulation 5105.

(2) Summary of Significant Accounting Policies

(a) Accounting Principles

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Recognition of Revenue and Expenses

We account for revenue of contracts with customers in accordance with Topic 606, which we adopted in January 1, 2018. The amount of revenue that we recognize is measured based on the considerations specified in contracts with our customers.

Investment advisory fees: The Company provides investment advisory services to the Separate Account of Universal Life Insurance Company. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are calculated based on the average daily net asset value of the underlying investments. Fees are received over time and recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions: The Company earns commission revenue by executing sale transactions for clients primarily in listed variable annuity and mutual funds products. Commission revenue associated from

the aforementioned sales are recognized at a point in time on trade-date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Below table include revenues which are impacted by ASC 606 for the year ended December 31, 2019, as it includes only those contracts with customers that are in scope of ASC Topic 606 - Revenue from Contracts with Customers.

Contracts with customers and disaggregation of revenues:

Investment advisory fees	$536,475
Commissions	$ 46,829

Administrative and other expenses are recognized as incurred.

(d) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2019, include an overnight sweep account and cash on deposit.

(e) Allowance for Bad Debts

An allowance for bad debts is established to provide for probable losses inherent in receivables. The allowance for bad debts is established upon management's assessment of probabilities of collection of receivables. Increases in the allowance are charged to operations. Management has concluded that an allowance for bad debts was not necessary at December 31, 2019 as the risk of loss is not significant.

(f) Income Taxes

The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company recognizes and measures its tax positions taken or expected to be taken in a tax return based on a more-likely-than-not threshold. Interest and penalties related to income tax exposures are recognized as a component of the provision for income taxes.

The Company files income tax returns with the Commonwealth of Puerto Rico.

(g) Adopted in 2019

In February 2016, the FASB issued ASU 2016-02, "Leases", which came into effect on January 1, 2019. The standard substantially changes how lessees must account for operating lease commitments, requiring an on-balance sheet liability with a corresponding right-of-use asset to be recognized on the balance sheet, as compared with the current off-balance sheet treatment of such leases.

The Company determined that ASU 2016-02 did not have a material impact on its financial statements.

(h) Pending adoption

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses" (Topic 326) Measurement of Credit Losses on Financial Instruments. The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model ("CECL"), which requires earlier recognition of credit losses. The CECL model requires the measurement of all expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts over the full remaining expected life of the financial assets.

The Company determined that ASU 2016-13 will not have a material impact on its financial statements.

(i) Subsequent Events

Management has evaluated subsequent events up to March 2, 2020, the date the financial statements were available to be issued.

(3) Net Capital Requirements

The Company, as a registered Broker-Dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 ⅔% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2019, the Company's net capital, as defined, of $454,344 was $429,344 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

(4) Related-Party Transactions

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

The Company is affiliated through common ownership and management with Universal Group, Inc. (UGI). In the normal course of business, the Company enters into various transactions with affiliated entities at terms and conditions agreed to by the parties. These may include management and other services,

reimbursement of expenditures incurred on its behalf, and others. Management and other services charged to the Company for the years ended December 31, 2019, amounted to $48,015. Management's Fees due to UGI as of December 31, 2019 amounted to $4,173.

Effective January 1, 2019, the Company entered into an administrative services agreement with Universal Life. During 2019, administrative service fees charged to the Company amounted to $198,000.

The Company entered into an agreement on March 1, 2007, as amended on October 15, 2012, with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2019, amounted to $536,475.

The Company also entered into an agreement on March 1, 2007, with Universal Life to sell Universal Life's variable annuity products. Commission income earned from the sale of Universal Life's variable annuity products during the year ended December 31, 2019, amounted to $39,116, which is included in commission revenue.

The statement of financial condition as of December 31, 2019, includes a intercompany receivable from Universal Life of $36,814 which relates to unpaid advisory fees and commissions net of administrative service fees.

(5) Income Taxes

For the year ended December 31, 2019, the current provision for income taxes amounted to $76,095. There were no temporary differences for 2019. Income tax payable as of December 31, 2019 amounted to $11,048.

As of December 31, 2019, the Company concluded that there are no uncertain tax positions as such term is defined in FASB ASC 740 and has no accrued income tax related interest and/or penalties in the accompanying statement of financial condition.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2013 to 2019, until the applicable statutes of limitations expire. Tax audits by their nature are complex and can require several years to complete.

On December 10, 2018, the Government of Puerto Rico enacted a new tax legislation, Act No. 257, (the "Act"). The Act amends some of the provisions of the Puerto Rico Internal Revenue Code of 2011 (the "Code"). Act 257 introduces various changes to the current tax regime in the case of individuals, corporations and sales and use tax. The corporate income tax rate is reduced from 20% to 18.5%. Thus, including a surtax, the highest income tax rate will be 37.5% (instead of 39%).The provisions of the Act are effective for tax years that commence after December 31, 2018.

(6) Commitment

At December 31, 2019, the Company has an obligation under a noncancelable office space lease with the Parent Company, which expired on October 31, 2019. The lease agreement was renewed for additional one-year periods. Future lease payments under the lease agreement amount to approximately $2,051 for

2020. The lease expense for the year ended December 31, 2019, was $2,051, of which $171 remains as due to affiliate at December 31, 2019.

(7) Significant Concentrations of Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Credit risk on this financial instrument is partially mitigated by depositing the funds with a federally insured financial institution.

All of the cash balance outstanding as of December 31, 2019 is deposited with a local financial institution. This cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balance at times generally is in excess of federally insured limits. At December 31, 2019, cash in bank exceeded the federally insured limits by $220,980.

SCHEDULE I

UNIVERSAL FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Universal Group, Inc.)
Supplemental Schedule of Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934
Year ended December 31, 2019

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition		$501,780
Deduct: Stockholder's equity not allowable for net capital		0
Total stockholder's equity qualified for net capital		501,780
Add: Allowable subordinated liabilities		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		501,780
Deductions and/or charges:		
Total nonallowable assets	47,436	
Capital charges for spot and commodity futures	0	
Other deductions and/or charges	0	47,436
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		454,344
Net capital		$454,344

Computation of Basic net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$1,109
Minimum dollar requirement	$25,000
Net capital requirement (greater of two amounts above)	$25,000
Net capital	$454,344
Excess net capital	$429,344
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement	$424,344

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$16,636
Add: Drafts for immediate credit	0
Market value of securities borrowed where no equivalent is paid or credited	0
Other	0
Total aggregate indebtedness	$16,636
Ratio: Aggregate indebtedness to net capital	3.66%

Schedule of Nonallowable Assets

Account Receivable from affiliates	36,814
Other Unsecured receivables	0
Prepaid expenses and other assets	10,622
Total nonallowable assets	47,436

The above computation of net capital does not differ materially of net capital as of December 31, 2019 as filed on Form X-17A-5 Part II.

See accompanying report of independent registered public accounting firm.

SCHEDULE II

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)
Computation of Reserve Requirements Pursuant to Rule 15c3-3 and
Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3
Year ended December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

See accompanying report of independent registered public accounting firm.

Ernst & Young LLP
Plaza 273, 10th Floor
273 Ponce de León Avenue
San Juan, PR 00917-1951

Tel: +1 787 759 8212
Fax: +1 787 753 0808
ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
Universal Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Universal Financial Services' Exemption Report, in which (1) Universal Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 2, 2020

Universal Financial Services
#33 calle Bolivia Piso 6 Suite 601 San Juan P.R. 00917-2011
PO Box 2171 San Juan Puerto Rico 00922-2171
T (787) 706-7095 F (787) 625-7379
www.miuniversalpr.com

UNIVERSAL
Financial
Services

Universal Financial Services' Exemption Report

Universal Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-S(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(1)

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k)(1) throughout the most recent fiscal year ended December 31, 2019 without exception.

I, José C. Benitez-Ulmer, swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.

By: ______________________
President
Universal Financial Services

Date: 2-4-20